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                                                                      Exhibit 30

                     DOLAN FAMILY GROUP PROPOSES TO ACQUIRE
           100% OF PUBLIC INTEREST IN CABLEVISION SYSTEMS CORPORATION

            ALL-CASH OFFER OF $27 PER SHARE REPRESENTS A 17% PREMIUM
       OVER AVERAGE CLOSING PRICE OF PAST TWO WEEKS AND MEANINGFUL PREMIUM
                                OVER 52-WEEK HIGH

          WILL ENABLE COMPANY TO CONTINUE GROWING BUSINESS AND ADDRESS
         EVOLVING COMPETITIVE LANDSCAPE WITH LONG-TERM, ENTREPRENEURIAL
                                   PERSPECTIVE

BETHPAGE, NEW YORK, OCTOBER 9, 2006 - Charles F. and James L. Dolan, on behalf of members of the Dolan Family Group, today announced that they have proposed to purchase 100 percent of the outstanding publicly held shares of common stock of Cablevision Systems Corporation (NYSE: CVC).

Under the proposed transaction, transmitted yesterday in a letter to the Cablevision Board of Directors, public stockholders would receive $27 per share in cash. The proposal values the total equity of Cablevision at approximately $7.9 billion and implies an enterprise value of approximately $19.2 billion.

The letter to the Board stated that the Dolan Family Group has taken into account feedback from the special committee and its advisors in connection with the going-private proposal made by the Group in 2005, and is now offering a simpler structure, enhanced value and value certainty.

The letter stated several reasons why the Dolan Family Group believes that its offer is fair to, and in the best interests of, the Company and its public stockholders and that those stockholders will find its offer attractive, including:

      - The offer price of $27 per share represents a 17 percent premium to the average closing price over the past two weeks, which follows a substantial appreciation of the stock price in recent months.

      - The offer price also represents a meaningful premium of 11.3 percent to the Company's 52-week high closing price.

      - The offer price is 14.9 percent higher than the 2005 proposal, as valued by the Dolan Family Group at the time, and when adjusted for the $10 per share special dividend paid in April 2006.

      -     The all-cash consideration provides value certainty.

In the letter, the Dolan Family Group said it would finance the transaction, in part, by investing all of its shares in the Company, which would have a value of approximately


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$1.7 billion, based on the proposed offer price. In addition to this substantial equity investment, the transaction would be financed through debt financing. The Dolan Family Group has received a commitment letter from Merrill Lynch & Co. and Bear, Stearns & Co. Inc. with respect to the debt financing necessary to complete the transaction. The total funds necessary to consummate the transaction are expected to be approximately $10.9 billion, including the refinancing of existing credit facilities.

Charles and James Dolan said, "Our proposal offers a substantial premium to Cablevision's public stockholders, on top of exceptional returns over the past year, which included the $10 special dividend that the Company paid out to stockholders earlier this year. We believe this proposal reflects the fair value of the public stockholders' interest and an attractive opportunity for them. Our goal in making this proposal is straightforward. As we have said previously, we believe strongly that responding to the intensifying competition in our industry and the risk of new entrants will require a long-term, entrepreneurial management perspective that is not constrained by the constant focus on short-term results demanded by the public equity markets."

They continued, "Under the direction of the current management and Board, Cablevision has led the industry in key measures of performance and has delivered impressive growth in shareholder value in recent years. Now, as we move to meet competitive challenges in the years ahead through a new cycle of investment in innovation and the attendant risks, this is a good time to give our public stockholders the opportunity to realize the value of their shares. As a private company, Cablevision will gain the greater flexibility needed to undertake strategic initiatives and develop the next generation of products and services in a rapidly changing consumer marketplace."

They concluded, "We are convinced that private ownership is highly desirable, and we are willing to assume the risks of full ownership and additional leverage to ensure that Cablevision has the structure and flexibility it needs to continue to succeed and grow."

The Dolan Family Group told the Board in its letter that it expected the Company's senior management team to remain in place, with Charles F. Dolan as Chairman and James L. Dolan as President and Chief Executive Officer. The letter also said that management would continue to run the business substantially in accordance with current practices, maintaining the Company's valuable employee base, with changes as necessary to meet competitive challenges.

In its letter to the Board, the Dolan Family Group noted that it anticipates that the Board will again form a special committee of independent directors, which will retain its own legal and financial advisors, to respond to the proposal on behalf of Cablevision's public stockholders. The Dolan Family Group also emphasized in the letter that it has no interest in selling its stake in Cablevision, and that it is interested only in the proposed transaction.


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The Dolan Family Group is being advised by Merrill Lynch & Co.,
Bear, Stearns & Co. Inc., and the law firms of Debevoise & Plimpton LLP and Skadden, Arps, Slate, Meagher & Flom LLP.

A copy of the Dolan Family Group's letter to the Cablevision Board is attached.

Pending the execution of a definitive agreement, Cablevision's stockholders and others considering trading in its securities should recognize that the announcement of this proposal is only the beginning of the process of considering the proposal and that no definitive time frame has been determined.

This press release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of Cablevision, and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission ("SEC") should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC's website (www.sec.gov) and from Cablevision.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION AND REFORM ACT OF 1995:

This press release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the conditions to any proposed transaction, general economic conditions, and other factors that may be identified in filings made with the SEC by Cablevision or the Dolan Family Group.

                                      # # #

Contacts:   Jim Badenhausen

            646-805-2006

            Michael Gross

            646-805-2003



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